Exhibit 99.2

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455
3 November 2008
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218
The Manager
Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 2nd Quarter and Half-Year FY09 Results on Monday, 17 November 2008.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 11.00am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Local:	02 8524 6650

International:	+61 2 8524 6650
Confirmation ID for the teleconference: 71629592
URL:            http://www.ir.jameshardie.com.au/jh/results_fy2009.jsp
Yours faithfully
Peter Baker
Executive Vice President — Asia Pacific